FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2001

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F         X                Form 40-F       ______
                                  -------

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  ________             No       X
                                                   -------

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

Item 1.           Recent Developments

Item 2.           Information Incorporated By Reference

Item 3.           Exhibits

Signatures

Exhibit Index

Item 1.  Recent Developments

         The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

Financing Arrangement With Torneaux Fund Ltd.

         On January 23, 2001 we entered into an ordinary share purchase agreement with Torneaux Fund Ltd., a Bahamian limited liability company. The following discussion is qualified in its entirety by reference to the text of the purchase agreement, which is attached as an exhibit to this report.

         Beginning on January 23, 2001 and continuing for 24 months thereafter, we may in our sole discretion sell our ordinary shares, par value NIS .005 per share, to Torneaux. The 24-month period is divided into 18 pricing periods, each consisting of 20 trading days on the Nasdaq National Market or any other market which is at the time the principal trading market for our ordinary shares. In addition, at the time of each sale, we may issue to Torneaux call options to purchase ordinary shares up to a maximum of the same number of shares to be purchased by Torneaux in the share issuance, which expire at the end of the pricing period unless exercised. We must deliver shares purchased in the draw down or on exercise of the option in two installments, one at the end of each 10-day period during the 20-day pricing period, at which time we will receive payment.

         Torneaux's purchase price, and consequently the number of shares purchased, will fluctuate based upon the daily volume weighted average price over a 20-day trading period. In each draw down we will notify Torneaux of the dollar amount of shares which we will sell, the commencement date of the pricing period, and the threshold price. The threshold price is the lowest price per share (less a stated discount) at which we will issue shares.

         The following table reflects the maximum amount of each draw down notice we may issue at various assumed price levels for our shares, and the discount to market price at which Torneaux would purchase the shares:


--------------------------------------- -------------------------------------- --------------------------------------
       Price of Ordinary Shares               Maximum Drawn Down Amount            Draw Down Discount Percentage
--------------------------------------- -------------------------------------- --------------------------------------
                                 $2.00                               $650,000                                 91.00%
--------------------------------------- -------------------------------------- --------------------------------------
                                 $3.00                               $850,000                                 91.00%
--------------------------------------- -------------------------------------- --------------------------------------
                                 $4.00                             $1,050,000                                 91.00%
--------------------------------------- -------------------------------------- --------------------------------------
                                 $5.00                             $1,250,000                                 92.00%
--------------------------------------- -------------------------------------- --------------------------------------
                                 $6.00                             $1,500,000                                 92.00%
--------------------------------------- -------------------------------------- --------------------------------------
                                 $7.00                             $1,750,000                                 92.00%
--------------------------------------- -------------------------------------- --------------------------------------
                        $8.00 - $10.99                             $2,000,000                                 92.00%
--------------------------------------- -------------------------------------- --------------------------------------
                       $11.00 - $13.99                             $3,000,000                                 92.50%
--------------------------------------- -------------------------------------- --------------------------------------
                       $14.00 - $16.99                             $4,000,000                                 93.00%
--------------------------------------- -------------------------------------- --------------------------------------
                       $17.00 - $19.99                             $5,000,000                                 93.50%
--------------------------------------- -------------------------------------- --------------------------------------
                       $20.00 - $22.99                             $6,000,000                                 93.75%
--------------------------------------- -------------------------------------- --------------------------------------
                       $23.00 - $25.99                             $7,000,000                                 94.00%
--------------------------------------- -------------------------------------- --------------------------------------
                       $26.00 - $28.99                             $8,000,000                                 94.25%
--------------------------------------- -------------------------------------- --------------------------------------
                       $29.00 - $31.99                             $9,000,000                                 94.50%
--------------------------------------- -------------------------------------- --------------------------------------
                       $32.00 - $34.99                            $10,000,000                                 94.75%
--------------------------------------- -------------------------------------- --------------------------------------
                       $35.00 - $37.99                            $11,000,000                                 95.00%
--------------------------------------- -------------------------------------- --------------------------------------
                       $38.00 and over                            $12,000,000(1)                              95.25%(2)
--------------------------------------- -------------------------------------- --------------------------------------

         The shares issuable to Torneaux will originate from the 4,000,000 shares previously registered under a registration statement declared effective by the Securities and Exchange Commission in December 2000, and are freely tradable. We intend to prepare and file such amendments and supplements to the registration statement and the prospectus which is a part of the registration statement as may be necessary under the Securities Act and the rules and regulations promulgated under it, in order to update the registration statement.

         If the price of our ordinary shares were $2.00 during the entire 24-month term of the purchase agreement, an issuance of 4,000,000 shares would allow the Company to draw down a maximum of $7,280,000. If the price of our ordinary shares were $38.00 per share during the entire term, the maximum draw down amount available to us would be $40,000,000 (which is the maximum amount available under the equity line) which would require an issuance of 1,105,125 shares. As the price of our shares increases above $2.00, fewer shares can be sold to Torneaux.

            Torneaux's obligation to purchase shares is subject to the following conditions, among others:

         o The number of shares we may sell to Torneaux on any settlement date, when aggregated with all other shares then owned by Torneaux, cannot exceed 19.9% of the total ordinary shares we then have outstanding.

         o Our ordinary shares continue to be traded on the Nasdaq National Market or other stock market specified in the purchase agreement.

         o        The  registration  statement  referred  to above  must  remain
                  effective  and  we  must  have  sufficient   remaining  unsold
                  registered shares to deliver to Torneaux.

--------
1 No further increases in draw down amount.
2 No further increases in discount percentage.

         o Certain members of management in the Company continue to own at least 5% of our outstanding shares.

         o There has not been a material adverse effect on the business, operations, properties, or financial condition of the Company.

         We might not be able to satisfy all conditions required to put shares to Torneaux at any given time. If this occurs, we would likely need to raise money from other sources in order to continue to fund our operations. Such alternative funding might not be available. Also, we cannot put shares to Torneaux at a time when we have not publicly disclosed material information about us.

         In the event we have not requested draw downs in an aggregate amount of $3,000,000 within 14 months of January 23, 2001, at Torneaux's option, we shall either pay Torneaux $100,000 in cash or issue warrants to Torneaux to purchase 100,000 ordinary shares at an exercise price of 110% of the volume weighted average price of the ordinary shares on January 23, 2001.

         During the term of the purchase agreement, we are permitted to engage in certain other financings without penalty. These include equity issuances with lesser discounts than that granted to Torneaux under the purchase agreement, borrowing facilities with equity features, employee stock option plans and certain other employee benefit plans, ordinary and/or preferred share issuances and warrants in connection with strategic alliances and acquisitions of products, licenses or other assets which involve ordinary share issuances of less than 25% of ordinary shares outstanding, and transactions entered into when the threshold price in effect is greater than $12.00. If we enter into any other equity financings which are at a lower price than would be paid by Torneaux under the purchase agreement (and if the threshold price for the draw down is less than $12.00), Torneaux may proceed to purchase shares under the draw down on the same terms as those pertaining to the other financing. Or, Torneaux may proceed to purchase shares in the draw down under the original terms, or elect to purchase no shares in that draw down.

         Torneaux may terminate the purchase agreement upon our failure to comply with various provisions in the purchase agreement, for example, if we enter into certain other variable rate equity financings at a greater discount than that given to Torneaux under the purchase agreement or if we issue shares and warrants below market price. Torneaux may also terminate upon the occurrence of a material adverse event or if certain significant investors cease to hold at least 5% of our ordinary shares.

         We also agree to indemnify Torneaux, and they agree to indemnify us, in the event either of us suffers specified losses or liabilities in connection with actions of the other related to sales under the purchase agreement and the registration statement.

         Nothing in this discussion should be taken as an indication or projection by us that the price of our ordinary shares will attain any particular levels, including levels sufficient to allow us to sell the maximum amount of shares under the purchase agreement.

Commitments and Indebtedness

         We have entered into new lease arrangements for the rental of our new headquarters in Israel. We are obligated on rental payments which aggregate approximately $946,000 over the 3 year term of the lease, in addition to building operating expenses and taxes.

         Also, our U.S. subsidiary, Commtouch Inc., has entered into a leasehold arrangement for the rental of its new headquarters in Mountain View, California. Commtouch Inc. is obligated on rental payments which aggregate approximately $17 million over the 7 year term of the lease, in addition to building operating expenses and taxes.

         In connection with its previously announced acquisition of Wingra Technologies, the Company acquired the repayment obligations of Wingra under various bank loan and other borrowing arrangements entered into by Wingra in the ordinary course of business, in the aggregate amount of approximately $2 million. The borrowings vary in principal amount from approximately $21,000 to $428,000, and mature in several weeks to approximately 1-1/2 years (3 years, in the case of one $21,000 loan). The interest payable on fixed rate borrowings ranges from 7.5% to 14.25%, and some debt carries variable interest rates.

Item 2.     Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 3.           Exhibits

         The  exhibits   listed  on  the  Exhibit  Index  attached   hereto  are
incorporated by reference.

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     COMMTOUCH SOFTWARE LTD.
                                               (Registrant)



Date January 23, 2001                By /s/            SUNIL BHARDWAJ
                                                       Sunil Bhardwaj
                                                       Chief Financial Officer
                                       7

                                  Exhibit Index

Exhibit                             Description of Document
-------                             -----------------------

1. Office Lease between EOP-Shoreline Technology Park, L.L.C. and Commtouch Software, Inc. dated October 28, 1999.

2. Ordinary Shares Purchase Agreement between Commtouch Software Ltd. and Torneaux Fund Ltd., dated January 23, 2001.

3.                Amended  and  Restated  Merger and  Exchange  Agreement  dated
                  November 24, 2000 among Commtouch Software Ltd., Commtouch Inc., CW Acquisition Corporation, Wingra, Incorporated, the holder of certain of the outstanding capital stock of Wingra, Incorporated, and the holders of all the outstanding membership interests in Wingra Technologies, LLC other than that owned by Wingra, Incorporated.

                                       8